April 17, 2023

Securities and Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	INFINT Acquisition Corporation
Amendment No. 2 to Registration Statement on Form S-4
Filed on February 13, 2023
File No: 333-267662

Dear Mr. Anderegg:

On behalf of INFINT Acquisition Corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 2 Registration Statement on Form S-4 (File No. 333-267662) (the “Registration Statement”). An electronic version of Amendment No. 3 (“Amendment No. 3”) to the Registration Statement has been concurrently filed with the Commission through its EDGAR system. The Registration Statement, as amended by Amendment No. 3, is referred to as the “Amended Registration Statement.”

Set forth below are the responses of the Company to the comments of the Staff’s letter to the Company, dated March 22, 2023, relating to the Registration Statement. For ease of reference, the text of the comments in the Staff’s letter is reproduced in bold and italics herein. Unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Amendment No. 2 to Form S-4 filed February 13, 2023

The funding process used by certain customers of Tranglo relies on cryptocurrency issued by one of our strategic partners..., page 54

1.	We note your revised risk factor in response to comment 7. Given your relationship with Ripple, please tell us why you cannot provide any assurances that Ripple has all relevant licenses and approvals.

Response: On behalf of Seamless, the Company respectfully advises the Staff that Seamless’ agreements with Ripple include representations and warranties by Ripple regarding its holding of all relevant licenses and approvals, providing the basis for Seamless’ belief that Ripple has the requisite authorities. However, Seamless lacks the access and expertise to provide further assurance regarding Ripple’s regulatory compliance or ability to respond to future changes in the regulation’s governing Ripple’s business.

Greenberg Traurig, LLP
One Vanderbilt Avenue | New York, NY 10027 | T +1 212.801.9200 | F +1 212.801.6400
ACTIVE 686176204v5	www.gtlaw.com

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

April 17, 2023

Divestitures, page 97

2.	We note your response to comment 10. It appears that Mr. Alex Kong, the Chairman and controlling shareholder of Seamless following the business combination, will retain a significant ownership percentage in the Divestiture Entities following the divestitures. Please tell us how this is consistent with Section 7.20 of the Business Combination Agreement which notes that upon consummation of the divestitures, the Divestiture Entities will no longer be affiliates of Seamless.

We also note that the investment mandate as set forth in the prospectus for InFinT’s initial public offering stated that InFinT did not intend to acquire any business which does business in China or Hong Kong. Given that TNG Asia and GEA comprise the predominate portion of Tranglo’s Hong Kong related revenue, and that they will continue to remain customers after the divestitures, please explain how the board determined that the continued relationship with TNG Asia and GEA following the business combination was consistent with the investment mandate.

Response: The Company respectfully advises the Staff that following the Business Combination, the board of directors of New Seamless will consist of five members, one of whom will be Mr. Kong and the other four of which will be independent directors. Three of those independent directors have no prior or existing relationship with Seamless or the Divesture Entities. Mr. Eng Ho NG is currently an independent director of TNG Asia, but will resign that position upon divesture by Seamless of the Divesture Entities. The supermajority of independent directors on the board of directors of New Seamless and the Related Person Transactions Policy to be implemented by the New Seamless board following the consummation of the Business Combination, which will require approval of any related party transaction by the Audit Committee of New Seamless, including any transaction with Mr. Kong or any entities affiliated with him, are intended to insure that New Seamless will not be under common control with the Divesture Entities and accordingly not Affiliates within the meaning of that term as defined in the Business Combination Agreement.

The Company further respectfully advises the Staff that following the Business Combination, even though New Seamless will have the benefit of continuing relationships with its existing customers located in China or Hong Kong, the Company will not have any corporate operations in China or Hong Kong. As required by the Business Combination Agreement, New Seamless headquarters will be relocated to Singapore and New Seamless will not have any offices in China or Hong Kong. Further, as set forth above, as a result of the divesture of the Divesture Entities, New Seamless will not be affiliated with TNG or GEA and will not otherwise have any corporate presence in the region. New Seamless does not intend to continue to market in the region or try to capture new customers. The Company’s board of directors determined that the changes to the corporate structure required by the Business Combination Agreement, including divesture of the Divesture Entities and headquarter relocation, will enable the Company to comply with its investment mandate while ensuring minimum disruptions to the business, goodwill and customer relationships of New Seamless.

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

April 17, 2023

Background of the Business Combination, page 106

3.	We note your revised disclosure in response to comment 16 and that the management team reviewed “agreements related to” the relationship between Ripple and Seamless. Please revise to explain what agreements were reviewed and how the review of these agreements impacted management’s evaluation of the relationship with Ripple.

Response: As part of due diligence, the Company’s management team reviewed all material agreements of Seamless, including material agreements with Ripple, which have all been filed as exhibits to the Registration Statement. The Company has revised the disclosure on page 107 of the Amended Registration Statement to clarify the disclosure.

4.	We note your response to comment 19 that the materials referenced do not constitute reports, opinions or appraisals within the meaning of Item 1015. Please provide a more detailed legal analysis explaining why the referenced materials do not constitute reports, opinions, or appraisals within the meaning of Item 1015, and why the company does not consider such information to be material to the transaction, if true. We note that ARC and Jones Trading each determined an implied enterprise valuation through their valuation analysis, and that these analyses were used to support a counter offer of a $400 million valuation and were “used by the management for purposes of discussions with the target.” In addition, the comparable company valuation analyses prepared with ARC and Jones Trading are listed as factors supporting the InFinT’s Board’s decision to enter into the Business Combination Agreement. Alternatively, amend your disclosure to provide the information required by Item 1015(b) of Regulation M-A and Item 4(b) of Form S-4.

Item 4(b) of the Form S-4 requires the Company to include certain information if “a report, opinion or appraisal materially relating to the transaction has been received from an outside party, and such report, opinion or appraisal is referred to in the prospectus.” The Company continues to believe that the market updates provided by ARC and JonesTrading were not reports, opinions or appraisals within the parameters of Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A as they were not material to the transaction but simply provided points of references, based on publicly available information, for the management’s due diligence, analysis and presentation of its views to the board of directors. As previously noted, the management and the board of directors of the Company considered a number of factors in determining to pursue a business combination with Seamless and enter into the Business Combination Agreement and the materials prepared by Jones Trading and ARC were only a small component of the overall mix of information considered by management and the board of directors of the Company.

Although the Company continues to believe that the market updates provided by ARC and JonesTrading were not reports, opinions or appraisals within the parameters of Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A, the Company notes that the disclosure regarding JonesTrading, ARC and their respective reports already provided on pages 107 and 108 of the Amendment No. 3 is generally consistent with to the disclosure requirements of Item 1015(b) of Regulation M-A. In addition, the Company has further revised the disclosure on pages 107 and 108 of the Amended Registration Statement to further comply with the disclosure requirements of Item 1015(b) of Regulation M-A to clarify that no material relationship existed during the past two years and no compensation was received or to be received as a result of such relationship between each of ARC, JonesTrading, their respective affiliates or representatives and Seamless or its affiliates. The Company further notes that with regard to the preliminary market updates completed by JonesTrading and ARC for use by INFINT’s management, the Company already has disclosed in the Amended Registration Statement on pages 107 and 108 the applicable assumptions, the comparable companies used, and the results of these analyses. The Company does not believe that providing copies of the actual analyses is necessary given disclosure in the Amended Registration Statement includes the same information as what is reflected in the analyses.

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

April 17, 2023

Seamless’ Business, page 172

5.	We note your responses to comments 24, 32 and 33. Please revise your graphical presentations on pages 175 and 187 and descriptions of the journeys to provide further details of how the remittance process works from sender continuing through to the beneficiary. Please ensure your disclosure addresses who controls the assets before and after the various transfers in the process and disclose the various rights and obligations of each party in the process at the various stages. Please disclose what each party gives up and receives along the journeys. In addition, please revise the graphic and/or paragraphs for consistency to use consistent terms to describe the parties and transactions. In this regard, please clarify who/what “participants,” “remittance hub,” “remittance agent,” and “payout agent” are. Please also tell us your consideration of adding prefunding as a step in the graphic’s journey. Please clarify if the remittance licensee are depositing funds with Tranglo, if Tranglo makes payments directly to beneficiaries and the roles of remittance agents and payout agents.

Please clarify how you record the receipt and subsequent liquidation of the XRP in the ODL transactions. Your response appears to only focus on the prefunding process that involves cash. Please refer to steps 3 and 4 in your descriptions of the journey on page 187. Also, please tell us how you account for the formation and subsequent activity in the Slippage Pool mentioned in the first and second paragraphs on page 187, including deposits, draw downs and selling of XRP. In step 2 of the journey on page 187, please clarify who has custody of the XRP digital wallet accounts. If you have custody, please tell us how you account for them. In step 3 of the journey on page 187, please clarify if you are buying or borrowing XRP from the Remittance Licensee and then liquidating for cash. Please tell us who controls the XRP immediately prior to the sale on your exchange. Also, please clarify your role in the XRP exchange transaction. In this regard, tell us if you are the buyer or are you introducing the Remittance Licensee to a market maker that is the counter party to the purchase of XRP.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 172 and page 184 of the Amended Registration Statement to provide the requested disclosure.

Strong Strategic Partnership Network, page 186

6.	We note your revisions and your written response to comment 25. Please confirm that there were no material gaps identified by your board or management with respect to risk management processes and policies in light of current crypto asset market conditions and the volatility in the price of XRP. In the alternative, please describe any gaps, to the extent material, as well as any changes made to address those gaps.

Response: On behalf of Seamless, the Company respectfully advises the Staff that the board and management of Seamless have not identified any material gaps with respect to risk management processes and policies in light of current crypto asset market conditions and the volatility in the price of XRP. Because Tranglo usually holds XRP for just few seconds to few minutes on every working day, and because the Slippage Pool acts as a buffer for the liquidation process, the board and management of Seamless do not believe Seamless is exposed to any material market risk on its acceptance of XRP as the prefunding tool.

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

April 17, 2023

Licenses, page 192

7.	We note your revisions and response to comment 28. We further note your reliance on the services of Independent Reserve SG PTE. Ltd. and Betur, Inc. to liquidate XRP received from your customers as part of your ODL service. Please revise to disclose the material terms of your agreements with Independent Reserve SG PTE. Ltd. and Betur, Inc., including the duration and expiration dates. Please also revise your disclosure to address how you are in compliance with applicable cryptocurrency regulations in jurisdictions outside of Singapore.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 184 of the Amended Registration Statement to provide the requested disclosure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Seamless

Critical Accounting Policies and Estimates, page 225

8.	We note your response comment 30. Please revise your disclosure to provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether any of your reporting units are at risk of failing the quantitative impairment test or that the fair value of each of your reporting units are substantially in excess of carrying value and are not at risk of failing. If a reporting unit is at risk of failing, you should disclose:

●	the percentage by which fair value exceeded carrying value at the date of the most recent test;
●	the amount of goodwill allocated to the reporting unit;
●	a detailed description of the methods and key assumptions used and how the key assumptions were determined;
●	a discussion of the degree of uncertainty associated with the assumptions; and
●	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. Please refer to Item 303(b)(3) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 226 of the Amended Registration Statement to provide the requested disclosure.

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

April 17, 2023

Consolidated Statements of Operations and Comprehensive Loss, page F-35

9.	We note your response to comment 31. Please provide us with the materiality analysis you performed in which you determined the reclassification of depreciation expense from other expenses to general and administrative expenses was not material. Please ensure your analysis addresses the effect of reclassification on income (loss) from operations for the the years presented. If you determine that reclassification was material after you reassess, please revise your financial statements accordingly. Refer to SAB Topic 1:M and ASC 250-10 for guidance.

Response: On behalf of Seamless, the Company respectfully advises the Staff that the impact of including the depreciation expenses under “Other expenses” was considered not to have a material impact to the financial statements, with the following materiality analysis:

1)	The reclassification would have no impact on the “Net loss” and “Total comprehensive loss” of the Group for 2022, 2021 and 2020.

2)	The amount of depreciation to be reclassified (2022: USD0.5 million; 2021: USD0.4 million) is considered to be immaterial as compared to other key benchmarks of the financial statements:

	Year
	2022	2021
Revenue	1%	1%
General and administrative expenses (before reclassification)	2%	2%
Loss before taxation	3%	3%
Net loss for the year	3%	3%

Nevertheless, Seamless has reclassified the depreciation expenses of Tranglo, previously recorded under “Other expenses”, to “General and administrative expenses” to maintain consistency throughout the financial statements by classifying all depreciation within one expense category.

This reclassification has been reflected in the financial statements of Seamless on Page F-22 of the Amended Registration Statement.

(z) Earnings per share, page F-46

10.	We note your revisions related to comment 36. Please revise to disclose the amount of shares that the debt is convertible into as of December 31, 2021 and 2020. Refer to ASC 260-10-50-1c.

Response: In response to the Staff’s comment, the Company has revised the disclosures in Note 2(y) on page F-33 of the Amended Registration Statement to provide the requested disclosure.

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

April 17, 2023

(aa) Segments, page F-46

11.	We note your response to comment 34. Please revise to disclose that your operating segments have been aggregated and clarify the basis you used to aggregate your operating segments into your reportable segments. Refer to ASC 280-10-50-21.

Response: In response to the Staff’s comment, the Company has revised the disclosures in Note 2(z) on page F-34 of the Amended Registration Statement to provide the requested disclosure.

General

12.	We note that in the filed version of Exhibit 10.16, there is a black box for a portion of schedule 1. To the extent you are redacting terms of the agreement, please refile the exhibit with the key information redacted (as opposed to an entire section of the schedule blacked out), and mark the exhibit index and the redacted exhibit as specified in Item 601(b)(10)(iv). Please also file any agreements with Ripple relating to Ripple’s acquisition of 40% of Tranglo that are required to be filed by Item 601 of Regulation S- K.

Response: In response to the Staff’s comment, the Company has filed a revised version of Exhibit 10.16, as well as the relevant agreements required by Item 601 of Regulation S-K with respect to Ripple’s acquisition of 40% of Tranglo.

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

April 17, 2023

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (212) 801-6928.

Very truly yours,

GREENBERG TRAURIG, LLP.

By:	/s/ Yuta N. Delarck
Yuta N. Delarck, Esq.

cc: Alexander Edgarov, Chief Executive Officer, INFINT Acquisition Corporation

Greenberg Traurig, LLP
www.gtlaw.com